UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Autodesk, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

052769106
(CUSIP Number)

Michael D. Adamski, Esq.
Sachem Head Capital Management LP
250 West 55th Street, 34th Floor
New York, New York 10019
(212) 714-3300

Steve Wolosky, Esq.
Andrew Freedman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 6, 2017
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON Sachem Head Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON Uncas GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON Sachem Head GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 7,175,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 7,175,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,175,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.2%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 052769106

1	NAME OF REPORTING PERSON Scott D. Ferguson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 12,890,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 12,890,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,890,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 052769106

This statement constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D relating to the common stock, par value $0.01 per share (the "Common Stock"), of Autodesk, Inc. (the "Issuer"), and hereby amends the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on November 4, 2015 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed with the SEC on November 16, 2015, amended by Amendment No. 2 filed with the SEC on December 1, 2015 and amended by Amendment No. 3 filed with the SEC on March 11, 2016, on behalf of the Reporting Persons (as defined in the Initial Schedule 13D), to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial Schedule 13D.

Item 2.	Identity and Background.

Item 2(b) is hereby amended and restated to read as follows:

(b) The address of the principal business and principal office of each of the Reporting Persons is 250 West 55th Street, 34th Floor, New York, New York 10019.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 6, 2017, the Issuer entered into an agreement (the “Settlement Agreement”) with certain Reporting Persons (collectively, “Sachem Head”) pertaining to (i) the Issuer’s Board of Directors (the “Board”), (ii) the search for a new chief executive officer of the Issuer (the “New CEO”) following the resignation of the Issuer’s president and chief executive officer effective February 8, 2017, and (iii) the initial agreement between Sachem Head and the Issuer, dated March 10, 2016 (the “Initial Agreement”).

Pursuant to the Settlement Agreement, the Issuer has agreed to undertake an executive search for the New CEO to be identified by the Board in a process to be overseen by the succession planning committee of the Board. The Settlement Agreement further provides that Mr. Ferguson and Mr. Jeff Clarke will resign from the Board on the later to occur of (i) the date the New CEO is appointed (the “Appointment Date”) and (ii) the date of the 2017 annual meeting of the stockholders of the Issuer (the “2017 Annual Meeting”), subject to certain conditions set forth in the Settlement Agreement.

In connection with Mr. Ferguson’s anticipated departure from the Board, the Corporate Governance and Nominating Committee of the Board (the “Nominating Committee”) shall propose a replacement director (the “Replacement Director”) reasonably acceptable to Mr. Ferguson.  Mr. Ferguson shall also be permitted to propose director candidates to serve as the Replacement Director for consideration by the Nominating Committee.  The Replacement Director, subject to approval by the majority of the Board, will be appointed to the Board, effective as of the date of Mr. Ferguson’s departure from the Board, to serve as a director until at least the date of the 2018 annual meeting of the stockholders of the Issuer (the “2018 Annual Meeting”).  The Replacement Director and the New CEO shall be the replacement directors for each of Mr. Ferguson and Mr. Clarke, respectively, under Section 1(i) of the Initial Agreement.

The Issuer has agreed that Mr. Richard Hill shall not be required to resign from the Board in connection with the resignations of Mr. Ferguson and Mr. Clarke and has further agreed that Mr. Hill will be included in the Issuer’s slate of nominees standing for election to the Board at the 2017 Annual Meeting.

The execution of the Settlement Agreement terminates the Initial Agreement, except for certain provisions of the Initial Agreement which survive until the later to occur of (i) the Appointment Date and (ii) the 2017 Annual Meeting.

CUSIP NO. 052769106

Under the terms of the Settlement Agreement, until the expiration of the Standstill Period (as defined below), Sachem Head agreed to vote all its shares of Common Stock for each of the Issuer’s nominees recommended by the Board, against any nominees for director not recommended by the Board and against any proposals to remove any director.  Sachem Head also agreed to customary standstill restrictions, which are subject to certain exceptions, pursuant to which Sachem Head agreed to be restricted through the earlier of (i) the date of the 2018 Annual Meeting and (ii) June 30, 2018 (the “Standstill Period”).

A copy of the Settlement Agreement and a press release regarding the Settlement Agreement (the “Press Release”) issued on February 6, 2017, are attached hereto as Exhibits 99.7 and 99.8, respectively, and incorporated by reference herein.  The foregoing descriptions of the Settlement Agreement and the Press Release are qualified in their entirety by reference to the full text of the Settlement Agreement and the Press Release, respectively.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 6, 2017, Sachem Head and the Issuer entered into the Settlement Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.7	Agreement by and among Sachem Head Capital Management LP, Uncas GP LLC, Sachem Head GP LLC and Autodesk, Inc., dated February 6, 2017.

99.8	Press Release.

CUSIP NO. 052769106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2017

SACHEM HEAD CAPITAL MANAGEMENT LP

By:	Uncas GP, LLC, its General Partner

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

UNCAS GP LLC

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

SACHEM HEAD GP LLC

By:	/s/ Scott D. Ferguson
	Name:	Scott D. Ferguson
	Title:	Managing Member

/s/ Scott D. Ferguson
Scott D. Ferguson